News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Continues to hit High-Grade Copper Mineralization at the South
Reef Zone of the Bornite Deposit

RC12-211, RC12-212 and RC-12-213 all intersect high-grade copper mineralization

RC12-211 intersects two high-grade mineralized intervals comprising 71.8 meters grading 1.73% Cu and 39.7 meters grading 4.74% Cu

November 1, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) is pleased to announce additional significant results from exploration diamond drilling at the South Reef Zone of the Bornite Property, one of its Upper Kobuk Mineral Projects (“UKMP”) located in the Ambler mining district of Northwest Alaska. This is the fourth set of drill results, comprised of four drill holes, and is in addition to the six drill holes released on September 12, 2012, the four drill holes released on September 25, 2012 and the five drill holes released on October 17, 2012. During the 2012 drilling program, which ended at the end of September, the Company drilled 22 holes at the South Reef Zone of the Bornite Property comprising 15,457 meters.

Highlights

Three holes intersected significant high-grade copper mineralization:

At a cutoff grade of 1.0% copper the results are as follows:

  RC12-211 intersected four mineralized intervals, starting at 619.8 meters and ending at 679.4 meters (59.5 meter interval), for a combined 44.2 meter composite interval with a weighted average grade of 6.06% copper and comprised of:

  8.2 meters at a grade of 7.91% copper;

  5.3 meters at a grade of 4.08% copper;

  17.5 meters at a grade of 5.10% copper; and

  13.2 meters at a grade of 6.96% copper.

  RC12-212 intersected two mineralized intervals, starting at 551.2 meters and ending at 578.5 meters (27.3 meter interval), for a combined 16.8 meter composite interval with a weighted average grade of 4.31% copper and comprised of:

  8.7 meters at a grade of 4.95% copper; and

  8.2 meters at a grade of 3.64% copper.

  RC12-213 intersected one mineralized interval starting at 606.7 meters and ending at 610.3 meters, totaling 3.6 meters at a grade of 3.97% copper.

At a cutoff grade of 0.5% copper the results are as follows:

  RC12-211 intersected two mineralized intervals, starting at 573.8 meters and ending at 691.4 meters (117.6 meter interval), for a combined 111.5 meter composite interval with a weighted average grade of 2.80% copper and comprised of:

  71.8 meters at a grade of 1.73% copper; and

  39.7 meters at a grade of 4.74% copper.

  RC12-212 intersected one mineralized interval, starting at 527.9 meters and ending at 578.5 meters, totaling 50.6 meters at a grade of 2.05% copper.
  RC12-213 intersected one mineralized interval, starting at 596.0 meters and ending at 610.3 meters, totaling 14.3 meters at a grade of 1.31% copper.

RC12-210 was an exploration hole targeting a geophysical anomaly located approximately 500 meters to the east of the South Reef Zone. This hole did not encounter any significant mineralization.

“The drilling success rate at the South Reef Zone continues to be exceptional with 16 out of 19 holes hitting high-grade intervals of copper mineralization - a success rate of over 84%,” said Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “These drilling results confirm that not only does the South Reef Zone contain significant widths of high-grade copper mineralization, but that this mineralization is consistent over a zone approximately 300 meters wide by 700 meters along strike and still remains open. The success that we have had during the 2012 drilling campaign has surpassed our team's expectations and we believe that the South Reef Zone has the potential to become significantly larger still.”

To date, drilling at South Reef has outlined a 300-meter by 700-meter northeast trending zone of mineralization. Copper mineralization remains open to the north and east and to the southwest. Figure 1 shows a plan map of drill hole locations and assay results on the South Reef at a 0.5% cutoff grade. Additional drill results for holes RC12-214 through 216 will be released as they become available.

The 2012 Bornite drilling program was focused on further defining the South Reef Zone which was identified as a significant potential high grade resource area during the 2011 exploration drilling program where three holes (DDH’s RC11-0187, RC11-0192 and RC11-0194) contained significant high grade intersections of copper mineralization (please see the NOVAGOLD Resources Inc. press release dated December 14, 2011 at http://www.novagold.com/). On September 12, 2012, NovaCopper released the assay results for the first six holes from the 2012 drilling program (DDH’s RC12-0195, RC12-0196, RC12-0197, RC12-0198, RC12-0201, and RC12-0202 – please see this press release at http://www.novacopper.com/). All six holes contained significant intersections of copper mineralization. Subsequently, on September 25, 2012, NovaCopper released the assay results for an additional four drill holes from the 2012 drilling program (DDH’s RC12-0199, RC12-0200, RC12-0203 and RC12-0204 – please see this press release at http://www.novacopper.com/). Three out of the four drill holes were found to contain significant intersections of copper mineralization. On October 17, 2012, the Company released assay results from an additional five holes from the 2012 drilling program (DDH’s RC12-0205, RC12-0206, RC12-0207, RC12-0208 and RC12-209 – please see this press release at http://www.novacopper.com/). Four out of the five drill holes were found to contain significant intersections of copper mineralization.

Figure 1: Bornite Drill Hole Location Map1

The 2012 drilling program was primarily focused on defining the extent of the South Reef Zone in order to support an updated NI 43-101-compliant resource estimate for the Bornite Property. This resource estimate is anticipated to be completed in Q1 2013. On July 18, 2012, the Company announced a National Instrument 43-101 (“NI 43-101”) compliant resource estimate for the near surface Ruby Creek Zone, located just west of the South Reef Zone. The NI 43-101 report was filed on SEDAR and EDGAR on August 28, 2012 and is available on the Company’s website at (http://www.novacopper.com/). At a copper cutoff grade of 0.5%, the Ruby Creek Zone is estimated to contain Indicated Resources of 6.8 million tonnes at 1.19% Cu for 178.7 million lbs of contained copper and Inferred Resources of 47.7 million tonnes at 0.84% Cu for 883.2 million lbs of contained copper.

Copper mineralization at the Ruby Creek and South Reef Zones is hosted by a section of dolomitized limestones within the Devonian-age Bornite Carbonate Sequence. Mineralization is selectively developed in massive dolostones and both sedimentary and hydrothermal breccias as seen in a cross section in Figure 2. Mineralization occurs as a roughly 50 to 200 meters thick shallowly dipping tabular zone centered roughly over a basement discontinuity. The mineralized system is strongly zoned with a distal zinc rich pyrite halo surrounding progressively more proximal chalcopyrite stockworks and disseminations, bornite stockworks and disseminations, and finally, local semi-massive sulphide zones of chalcocite, bornite, and chalcopyrite.

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1 Drill hole locations represent the mid-point of the mineralization projected to surface using a 0.5% copper cutoff.

Figure 2: Cross-section through the South Reef Zone

The most recent results from the drilling at South Reef are presented in Table 1 at a cutoff grade of 0.5% copper so as to be comparable with previous South Reef drill results released by NOVAGOLD Resources Inc. in 2011. In addition, results at a more selective higher grade cutoff of 1.0% copper are also presented in Table 2. A compilation of all the drilling results so far from the 2012 drilling campaign are presented in Table 3. (0.5% copper cutoff) and Table 4. (1.0% copper cutoff).

TABLE 1. Significant Copper Composites - South Reef Zone - 0.5% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0210	no signficant intervals - exploration drill hole - 500m east					-	-	-	-
						-	-	-	-
DDH RC12-0211	573.8	645.6	71.8	235.5	1.73	-	-	-	124.1
	651.7	691.4	39.7	130.4	4.74	-	0.31	5.9	188.4
2 intervals			111.5	365.9	2.80	-	-	-	312.4
DDH RC12-0212	527.9	578.5	50.6	166.1	2.05	-	-	-	103.8
1 interval			50.6	166.1	2.05	-	-	-	103.8
DDH RC12-0213	596.0	610.3	14.3	46.8	1.31	-	-	-	18.6
1 interval			14.3	46.8	1.31	-	-	-	18.6

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 0.5% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

TABLE 2. Significant Copper Composites - South Reef Zone - 1.0% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0210	no signficant intervals - exploration drill hole - 500m east					-	-	-	-
						-	-	-	-
DDH RC12-0211	619.8	628.0	8.2	26.8	7.91	-	0.15	-	64.7
	637.2	642.5	5.3	17.4	4.08	-	-	-	21.6
	651.7	669.2	17.5	57.5	5.10	0.07	0.47	11.02	89.5
including*	656.3	658.5	2.2	7.3	16.80	0.45	3.18	58.70	37.1
	673.7	686.9	13.2	43.3	6.96	0.06	0.23	-	91.8
including*	676.2	679.4	3.2	10.6	14.28	0.08	0.42	-	46.0
4 intervals			44.2	145.0	6.06	-	-	-	267.7
DDH RC12-0212	551.2	559.9	8.7	28.4	4.95	-	-	-	42.8
	570.4	578.5	8.2	26.8	3.64	-	0.15	-	29.8
2 intervals			16.8	55.2	4.31	-	-	-	72.6
DDH RC12-0213	606.7	610.3	3.6	11.7	3.97	-	-	6.5	14.2
1 interval			3.6	11.7	3.97	-	-	-	14.2

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 1.0% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the Results

TABLE 3. Copper Composites - South Reef Zone - 0.5% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0195	502.3	522.4	20.1	66.0	1.08	-	-	-	21.6
	539.8	572.1	32.3	106.0	0.82	-	-	-	26.5
	580.3	602.4	22.1	72.4	3.08	-	-	-	67.9
3 intervals			74.5	244.5	1.23	-	-	-	91.4
DDH RC12-0196	425.3	447.3	22.0	72.0	0.95	-	-	-	20.9
	457.7	522.5	64.8	212.6	1.70				110.1
2 intervals			86.8	284.6	1.51	-	-	-	131.0
DDH RC12-0197	388.8	435.4	46.6	152.9	2.67	-	-	-	124.5
	442.4	479.5	37.1	121.7	1.27				47.0
2 intervals			83.7	274.6	2.05	-	-	-	171.5
DDH RC12-0198	544.6	571.5	26.9	88.3	1.57	-	-	-	42.2
	577.7	612.0	34.3	112.5	1.17	-	-	-	40.1
	629.4	652.9	23.5	77.1	3.54	0.21	0.20	-	83.3
including*	639.5	648.0	8.5	27.8	6.39	0.47	0.37	-	54.2
3 intervals			84.7	277.9	1.95	-	-	-	165.5
DDH RC12-0199	580.0	586.5	6.5	21.2	4.30	-	-	-	27.8
1 interval			6.5	21.2	4.30	-	-	-	27.8
DDH RC12-0200	488.0	502.6	14.7	48.1	4.73	-	-	-	69.3
	536.3	538.6	2.3	7.4	9.47	-	0.39	5.6	21.4
	566.0	578.2	12.2	40.0	3.42	-	-	-	41.7
	584.3	605.7	21.4	70.3	1.86	-	-	-	40.0
4 intervals			50.5	165.8	3.41	-	-	-	172.3
DDH RC12-0201	550.6	599.4	48.8	160.1	4.14	-	-	-	202.2
including*	566.6	579.2	12.6	41.2	9.51	0.07	0.12	-	119.5
	608.4	632.2	23.8	78.1	1.04	-	-	-	24.8
	652.7	692.6	39.9	130.9	1.14	-	-	-	45.6
3 intervals			112.5	369.1	2.42	-	-	-	272.7
DDH RC12-0202	533.9	564.8	30.9	101.4	3.78	-	0.24	5.5	116.7
including*	543.3	551.1	7.8	25.5	11.95	-	0.93	21.0	92.8
	572.1	591.3	19.2	63.0	1.79	-	-	-	34.3
2 intervals			50.1	164.4	3.02	-	-	-	151.1
DDH RC12-0203	392.1	420.0	27.9	91.5	1.67	-	-	-	46.7
	444.4	463.6	19.2	62.9	1.59	-	-	-	30.4
	629.2	651.7	22.5	73.9	2.78	-	-	14.9	62.5
3 intervals			69.6	228.2	2.01	-	-	-	139.8
DDH RC12-0204	no significant intervals
						-	-	-
DDH RC12-0205	618.1	665.9	46.8	153.6	1.58	-	-	-	74.1
1 interval			46.8	153.6	1.58	-	-	-	74.1
DDH RC12-0206	516.6	524.6	8.0	26.2	4.44	-	-	-	35.5
	656.1	661.2	5.1	16.9	4.64	-	0.15	-	23.8
2 intervals			13.1	43.1	4.52	-	-	-	59.4
DDH RC12-0207	540.0	551.7	11.7	38.5	5.02	-	-	-	58.9
1 interval			11.7	38.5	5.02	-	-	-	58.9
DDH RC12-0208	hole lost before target depth
						-	-	-
DDH RC12-0209	667.5	790.2	122.6	402.4	2.44	-	-	-	299.7
1 interval			122.6	402.4	2.44	-	-	-	299.7

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 0.5% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the Results.

TABLE 4. Copper Composites - South Reef Zone - 1.0% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0195	581.7	593.5	11.7	38.5	2.74	-	-	-	32.2
1 interval			11.7	38.5	2.74	-	-	-	32.2
DDH RC12-0196	460.2	486.8	26.6	87.1	2.64	-	-	-	70.1
	489.8	504.1	14.3	46.8	1.47	-	-	-	20.9
2 intervals			40.8	133.9	2.23	-	-	-	91.0
DDH RC12-0197	397.4	435.4	37.9	124.4	3.12	-	-	-	118.3
	442.4	462.6	20.2	66.2	1.83	-	-	-	36.9
2 intervals			58.1	190.6	2.67	-	-	-	155.1
DDH RC12-0198	544.6	562.3	17.7	58.1	1.47	-	-	-	26.0
	631.7	652.9	21.2	69.7	3.86	0.23	0.22	-	81.9
2 intervals			38.9	127.8	2.77	-	-	-	107.9
DDH RC12-0199	580.0	586.5	6.5	21.2	4.30	-	-	-	27.8
1 interval			6.5	21.2	4.30	-	-	-	27.8
DDH RC12-0200	488.0	502.6	14.7	48.1	4.73	-	-	-	69.3
	536.3	538.6	2.3	7.4	9.47	-	0.39	5.6	21.4
	566.0	578.2	12.2	40.0	3.42	-	-	-	41.7
	584.3	605.7	21.4	70.3	1.86	-	-	-	40.0
4 intervals			50.5	165.8	3.41	-	-	-	172.3
DDH RC12-0201	560.1	596.5	36.4	119.4	5.27	-	-	-	191.8
1 interval			36.4	119.4	5.27	-	-	-	191.8
DDH RC12-0202	533.9	561.8	27.9	91.5	4.13	-	0.27	6.1	115.2
	578.5	591.3	12.8	41.8	2.41	-	-	-	30.7
2 intervals			40.6	133.3	3.59	-	-	-	145.9
DDH RC12-0203	392.1	420.0	27.9	91.5	1.67	-	-	-	46.7
	444.4	463.6	19.2	62.9	1.59	-	-	-	30.4
	629.2	651.7	22.5	73.9	2.78	-	-	14.9	62.5
3 intervals			69.6	228.2	2.01	-	-	-	139.8
DDH RC12-0204	no significant intervals
DDH RC12-0205	621.2	635.5	14.3	46.9	2.67	-	-	-	38.1
	638.6	647.2	8.6	28.3	2.48	-	-	-	21.4
2 intervals			22.9	75.1	2.60	-	-	-	59.5
DDH RC12-0206	516.6	524.6	8.0	26.2	4.44	-	-	-	35.5
	657.1	661.2	4.2	13.6	5.50	-	0.15	-	22.9
2 intervals			12.2	39.9	4.80	-	-	-	58.4
DDH RC12-0207	540.0	551.7	11.7	38.5	5.02	-	-	-	58.9
1 interval			11.7	38.5	5.02	-	-	-	58.9
DDH RC12-0208	hole lost before target depth
						-	-	-
DDH RC12-0209	667.5	682.4	14.9	48.8	1.68	-	-	-	25.0
	686.9	715.7	28.8	94.4	3.79	-	0.13	-	109.0
	723.0	738.2	15.2	50.0	5.94	-	-	-	90.5
including*	729.1	731.7	2.6	8.4	22.26	-	0.30	-	57.0
	752.5	764.8	12.3	40.3	2.93	-	-	-	35.9
4 intervals			71.2	233.4	3.66	-	-	-	260.3

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 1.0% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the Results

The Ambler Mining District

The Ambler mining district is one of the richest and most prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also contain significant amounts of cobalt, silver and gold. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades2 and the Bornite carbonate replacement deposit. Both deposits are located within the Company’s UKMP land package that spans approximately 143,000 hectares. The Arctic deposit had a post-tax net present value of between approximately US$500 million and US$1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 20123.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaCopper. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 1.5 -meter average sample length. Drill core recovery averaged 90%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaCopper will also be submitting 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Scott Petsel, P.Geo, UKMP Project Manager for NovaCopper, and a Qualified Person as defined by NI 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. Mr.Petsel has reviewed and accepts responsibility for the technical information contained within this press release.

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2 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb; and is based on grades of 4.05% Cu, 0.80 g/t Au, 59.55 g/t Ag, 5.81% Zn, and 0.97% Pb.

3 NovaCopper filed a PEA for the Ambler Project on April 24, 2012 entitled “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK” Report March 9, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7%4 copper-equivalent grades and the Bornite carbonate replacement deposit. At Bornite, drill hole RC11-187 contained 178 meters of 4.0% copper, including 34.7 meters of 12.0% copper. Both properties are located within NovaCopper’s land package that spans approximately 143,000 hectares. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company’s website at www.novacopper.com.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Information Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Calculation excludes any adjustments for metal recoveries.

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4 CuEq basis calculated using the following metal price assumptions (in USD): $3.93/lb. Cu, $1,815/oz Au, $40.55/oz Ag, $1.08/lb. Pb, and $1.00/lb. Zn. and is based on grades of 4.05% Cu, 0.80 g/t Au, 59.55 g/t Ag, 5.81% Zn, and 0.97% Pb.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.